

June 24, 2020

Tayfun Tuzun
Chief Financial Officer
Fifth Third Bancorp
Fifth Third Center
Cincinnati, Ohio 45263

      Re: Fifth Third Bancorp
         Form 10-K for Fiscal Year Ended December 31, 2019
         Form 8-K Filed April 21, 2020
         File No. 001-33653

Dear Mr. Tuzun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K, filed April 21, 2020

Exhibit 99.1
Use of Non-GAAP Financial Measures, page 27

1.   We note your disclosures on pages 27-29 of various non-GAAP measures that are derived from Adjusted net income calculated on page 29, which exclude "Provision in excess of credit losses". It appears these performance measures, which exclude a portion of the provision for credit losses, substitute individually tailored recognition and measurement methods for those of GAAP and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these performance measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance